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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                                 Commission File Number  1-12246

(Check One): [x] Form 10-K [_] Form 11-K [_] Form 20-F [_] Form 10-Q [_]
             [_] Form N-SAR
  For Period Ended:  December 31, 1998
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

     For the Transition Period Ended:
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 Read attached instruction sheet before preparing form.  Please print or type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                    PART I
                            REGISTRANT INFORMATION

Full name of registrant  National Golf Properties, Inc.
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Former name if applicable
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2951 28th Street, Suite 3001
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Address of Principal Executive Office (Street and number)

Santa Monica, California  90405
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City, State and Zip Code


                                    PART II
                            RULE 12b-25 (b) AND (c)

  If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

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
[x]    (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[x]    (b)  The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form
            10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
[_]    (c)  The accountant's statement or other exhibit required by Rule 12b-25(c)
            has been attached if applicable.
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                                   PART III
                                   NARRATIVE

  State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

  Please see attachment.


                                    PART IV
                               OTHER INFORMATION

  (1) Name and telephone number of person to contact in regard to this notification

       William C. Regan                           310              664-4100
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           (Name)                             (Area Code)     (Telephone Number)

  (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 [x]Yes  [ ]No

  (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [ ]Yes  [x]No

  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



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                        National Golf Properties, Inc.
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                 (Name of Registrant as Specified in Charter)
Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date    April 1, 1999                   By  /s/ James M. Stanich
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                                            James M. Stanich
                                            President
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                                  Attachment
                                  ----------


          On March 31, 1999, the Registrant completed a complex transaction in which it purchased fee interests in 16 golf course facilities and long-term leasehold interests in four other golf course facilities for an aggregate initial investment of approximately $184.3 million, including approximately $5.6 million in assumed liabilities. In connection with this acquisition, on the same day, the Registrant entered into a new $300 million credit facility and borrowed approximately $253.5 million to pay the purchase price in the acquisition and repay all amounts outstanding under the Registrant's previous $100 million credit facility, which has been terminated. These transactions required the Registrant to devote substantial resources, including the attention of key financial and operating personnel, to closing both the acquisition and financing transactions. Moreover, the Registrant did not know when or if these transactions actually would close, but knew that their completion or non-completion would materially affect the description of the Registrant's business, properties and liquidity and capital resources included in the Registrant's annual report on Form 10-K. For these reasons, the Registrant was unable to prepare and file its annual report on Form 10-K on a timely basis.